ELIZABETH MCCRIGHT P: (262) 703-1534 F: (262) 703-7274 lizzy.mccright@kohls.com

March 17, 2022

EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C., 20549

RE:	Kohl’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”)

Ladies and Gentlemen:

Kohl’s Corporation (“Kohl’s”) is hereby submitting this letter to accompany its filing of Kohl’s Definitive Proxy Statement for its 2022 Annual Meeting of Shareholders.

The Definitive Proxy Statement and the Proxy Card for the Annual Meeting are first being mailed on or about March 21, 2022.

If you should have any questions, please do not hesitate to contact me at (262) 703-1534 or at lizzy.mccright@kohls.com.

Sincerely, Elizabeth McCright SVP, Deputy General Counsel

Enclosure

CORPORATE OFFICES • N56 W17000 RIDGEWOOD DRIVE • MENOMONEE FALLS, WISCONSIN 53051 • (262) 703-7000